Exhibit 99.1
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                                    Footnotes
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(1) Except as disclosed in footnote (2), the stockholder is Warburg Pincus
Private Equity VIII, L.P., a Delaware limited partnership, including two affiliated partnerships (collectively, "WP VIII"). Warburg Pincus Partners LLC ("WP Partners LLC"), a New York limited liability company and subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), is the sole general partner of WP VIII. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WP VIII. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, WP VIII, WP Partners LLC, WP and WP LLC may be deemed to be the beneficial owners of the referenced shares. WP Partners LLC, WP and WP LLC disclaim beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Entities.

(2) Sean Carney is the holder of 2,808 shares of Common Stock reported herein. Mr. Carney is a partner of WP and a member and managing director of WP LLC. As such, Mr. Carney may be deemed to be the beneficial owner (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended) of an indeterminate portion of the shares beneficially owned by WP Partners LLC, WP, and WP LLC. WP VIII, WP Partners LLC, WP and WP LLC disclaim beneficial ownership of the shares held by Mr. Carney, except to the extent of any indirect pecuniary interest therein.